

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 13, 2017

Trecia M. Canty
Senior Vice President, General Counsel and Secretary
PBF Holding Company LLC
PBF Finance Corporation
One Sylvan Way, Second Floor
Parsippany, NJ 07054

> **Re: PBF Holding Company LLC**
> **PBF Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed September 8, 2017**
> **File No. 333-220406**

Dear Ms. Canty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources